RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

 August 7, 2017

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention: Larry Spirgel, Assistant Director

AD Office 11 – Telecommunications

Courtney Lindsay, Staff Attorney

Kathleen Krebs, Special Counsel

Re: Wytec International, Inc.

Pre-Effective Amendment Number Two to the Registration Statement on Form S-1

Filed January 10, 2017

File No. 333-215496

Dear Commission:

Enclosed for filing on behalf of Wytec International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Two to the Registration Statement on Form S-1, marked to indicate changes from the original filing. The following are our responses to the comments contained in your letter to the Company, dated June 8, 2017:

Prospectus Cover Page

  We have disclosed the total number of Wytec shares and warrants being distributed by the Company in the Spin-Off on the Prospectus cover page.

  We have updated our disclosure to indicate that we intend to have our common stock quoted for trading on the OTC-QB Market or possibly the OTC-QX Market. Our disclosure includes a description of the requirements for trading on the OTC-QB and OTC-QX Markets that we expect to satisfy in order to qualify for acceptance of our common stock for trading on those respective markets.

Our Company, page 7

  We have updated our disclosure regarding WyQuote to describe its current status and its launch in late 2016.

The Spin-Off, page 20

Background, page 20

  We have removed the parenthetical to avoid any confusion regarding which warrants are being distributed.

  We have enhanced the disclosure under “The Spin–Off–Background” to describe in more detail the sequence of events preceding the announcement of the Spin-off, and the rationale for its purpose and terms.

1453 Third Street Promenade, suite 315, Santa monica, california 90401

TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

United States

Securities and Exchange Commission

August 7, 2017

Use of Proceeds, page 26

  We have added disclosure under “Use of Proceeds” conveying the uncertainty of Wytec receiving any proceeds from the exercise of the Warrants being distributed in the Spin-off in light of their relatively short exercise period, although we’ve extended the expiration date to June 30, 2018.

Liquidity and Capital Resources, page 31

  We have expanded the disclosure under this heading to describe the material terms of the loan (now $386,215 as of July 26, 2017), the purpose of the loan, and the expected timing for the repayment of the loan. The loan may be incorporated into the revolving line of credit facility provided by Wytec to CCI. It is not expected to be repaid prior to the Spin- Off distribution.

Government Regulations, page 44

  We have added disclosure to this section of the Prospectus to describe the impact of the specified FCC government regulations applicable to Wytec on Wytec’s business operations, and actions Wytec may need to take to comply with them.

Security Ownership of Certain Beneficial Owners and Management, page 52

  We have modified our beneficial ownership table to include a column for each class of our securities, and the amount of shares beneficially owned by each person pursuant to warrants and convertible preferred stock.

Sale of Restricted Securities, page 60

  We have revised this section of the Prospectus to explain that Wytec shares and Warrant shares distributed to affiliates in the Spin- Off are control securities, are not being registered for resale, and will therefore not be freely tradeable.

Financial Statements

Statements of Cash Flows, page 7

  In the financial footnote D to the financial statements, we have added a description of the details of the transactions in which the issuance of preferred stock was made by Wytec in exchange for deferred revenue obligations, and how the per share value of the preferred stock was determined.

Note F – Related Party Transactions, page 15

  We have included in Note F of the Notes to the financial statements a description of the agreements for support services between CCI and Wytec.

United States

Securities and Exchange Commission

August 7, 2017

Age of Financial Statements

  We have updated the financial statements and other financial information in the Prospectus to include the interim periods ending March 31, 2017 and 2016.

Exhibits

Opinion of Richardson & Associates as to the legality of the securities being registered

  We have revised the legal opinion to (a) cover the Warrants and (b) to clearly opine that the Wytec shares of common stock and preferred stock issued and outstanding are validly issued, fully paid, and non-assessable.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates